FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: August 3, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

Media Contact:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

   browlands@lorusthera.com

eliza@mcipr.com/amy@mcipr.com

tim@rir1.com

TSX:

LOR

AMEX:           LRP

LORUS THERAPEUTICS REPORTS YEAR END RESULTS FOR FISCAL YEAR 2005

TORONTO, CANADA – July 21, 2005 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today reported financial results for the year ended May 31, 2005.  Unless specified otherwise, all amounts are in Canadian dollars.

YEAR 2005 AND SUBSEQUENT HIGHLIGHTS

•

On July 6, 2005, announced the successful completion of Last Patient Visit in the fully enrolled 436 patient global Phase III registration clinical study of Virulizin(R) in combination with Gemzar(R) for the treatment of advanced pancreatic cancer.

•

Announced that the United States Food and Drug Administration accepted Lorus' proposal for a rolling submission for its New Drug Application (NDA) for Virulizin(R).  Products in fast track drug development programs, such as Lorus' Virulizin(R), may be considered for priority review and filing of portions of an application as they become available for submission.

•

In February, reported on a review by an independent data safety monitoring board (DSMB) that the Company's ongoing Phase III clinical trial in Virulizin(R) can continue without modification to the study design. The principal objective of the DSMB review was to evaluate the interim safety of the clinical study.

•

Announced clinical results of a study in metastatic renal cell carcinoma with GTI-2040, our lead antisense therapy, in combination with capecitabine. Data presented from the clinical study reported that more than 50 per cent of patients showed disease stabilization. Best tumor shrinkages included a 39 per cent reduction in a patient with a partial response and a 23 per cent reduction in a patient who had stabilization of disease of 10 months duration.

•

Received preliminary results of a clinical trial of GTI-2040 in combination with docetaxel in patients with non-small cell lung cancer. The investigators reported that no dose limiting toxicities were observed in the first cycle of combination treatment with GTI-2040. Early data show disease stabilization activity in ten of 18 patients, including six of ten patients at the recommended Phase II clinical dose.

•

Initiation of the sixth in a series of clinical trial studies sponsored and funded by the U.S. National Cancer Institute of GTI-2040 in combination with docetaxel and prednisone to treat hormone refractory prostate cancer (HRPC) at Princess Margaret Hospital in Toronto.

•

Announced the expansion of the Phase II clinical trial using GTI-2501, another of our antisense therapies, to treat HRPC to two additional sites. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.

•

Discovered that IL-17E, a component of the immune system, participates in the mechanism of Virulizin(R)-mediated anticancer activity, further elucidating the drug's mechanism of action.

•

On October 6, 2004, entered into an agreement to raise net proceeds of $14.4 million through the issuance of $15.0 million of secured convertible debentures.

"2005 has been a successful year on multiple fronts," said Dr. Jim Wright, president and CEO of Lorus.  "We have completed our fully enrolled Phase III registration clinical trial for Virulizin(R) while continuing to prepare for an NDA filing and future commercialization. As well, we are progressing our significant clinical programs with our antisense platform supporting eight clinical trials during the year.  We have been able to significantly reduce our burn rate from $27.9 million in 2004 to $17.6 million in 2005.  Lorus is looking forward to the clinical results of our Virulizin(R) Phase III trial."

FINANCIAL RESULTS

Cash used in operating activities before net change in non-cash working capital decreased 53% to $3.4 million for the three-month period ended May 31, 2005, compared with $7.2 million in the prior year period.  For the year ended May 31, 2005, cash used in operating activities before net change in non-cash working capital decreased 37% to $17.6 million compared to $27.9 million in the prior year.  The promised decrease in our cash burn rate for the three and twelve month periods is due primarily to lower research and development expenditures as our Phase III clinical trial of Virulizin(R) winds down.

Net loss for the three months ended May 31, 2005 decreased 42% to $4.6 million ($0.03 per share) compared with $8.0 million ($0.05 per share) for the three months ended May 31, 2004.  Net loss for the year ended May 31, 2005 decreased 27% to $22.1 million ($0.13 per share) compared to a loss of $30.3 million ($0.18 per share) in the prior year.  The significant decrease for the three month period ended May 31, 2005 is primarily due to lower research and development costs of $4.3 million offset by lower interest income and non-cash charges related to stock based compensation and the convertible debenture.  The decrease for the year ended May 31, 2005 is due primarily to a reduction of $12.4 million in research and development expenses offset by lower revenues and interest income of $602,000 and $715,000 respectively, and non cash charges for the recognition of stock-based compensation expense in fiscal 2005 of $1.5 million resulting from the adoption of Canadian Institute of Chartered Accountants Handbook Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments' effective June 1, 2004.

Revenue for the three months ended May 31, 2005 was $nil compared with $2,000 for the three months ended May 31, 2004.  Revenue has decreased to $6,000 for the year ended May 31, 2005 compared with $608,000 in 2004.  The decrease is primarily due to a $546,000 license fee received in the prior year related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd.  As of July 31, 2005, Lorus' contract with Mayne Pharma to distribute Virulizin(R) in Mexico will be terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil.  Lorus is currently investigating alternatives to continue our presence in the Mexican market.

Research and development expenses for the three months ended May 31, 2005 decreased 65% to $2.3 million compared with $6.6 million for the three months ended May 31, 2004.  For the year ended May 31, 2005, research and development expenses decreased to $14.4 million compared to $26.8 million in 2004, representing a 46% decrease over the prior year. The decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior year as startup costs have been incurred and the clinical trial is winding down.  Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial program as well as the supply costs of the GTI-2501 drug for the ongoing Phase I/II clinical trial were incurred in 2004, for which Lorus continues to have a sufficient supply on hand for the clinical studies underway.

General and administrative costs for the three months ended May 31, 2005 remained consistent at $1.5 million compared with $1.5 million for the three-month period ended May 31, 2004. For the year ended May

31, 2005, general and administrative expenses increased to $5.3 million compared to $4.9 million in the prior year.  The increase is due to additions to the management team as well as higher patent related legal costs.

Stock-based compensation expense increased to $273,000 for the three months ended May 31, 2005 compared with $(43,000) for the same period last year. For the year ended May 31, 2005 stock-based compensation expense rose to $1.5 million compared with $(43,000) in the prior year.  The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder-approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.  Stock compensation expense recorded prior to June 1, 2004 represents the cost of awarding performance-based stock options to employees.  These options have contingent vesting criteria and, as such, they were treated as a variable award and revalued using the intrinsic method at the end of each reporting period until the final measurement date.  The negative adjustment in 2004 was due to a general decline in our share price during the year.

Lorus recognized non-cash interest expense of $165,000 for the three months ended May 31, 2005 and $300,000 for the year ended May 31, 2005, representing interest at the rate of prime +1% on the $15 million convertible debentures issued in three tranches of $5 million on October 6, 2004 and January 14 and April 15, 2005.  The interest accrued on the debentures during the year was paid in common shares of the Company.

Accretion in the carrying value of the convertible debentures amounted to $231,000 for the three months ended May 31, 2005 and $426,000 for the year ended May 31, 2005.  This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the year.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the value of the $15.0 million convertible debentures having a carrying value of $9.8 million at inception.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be its face value of $15.0 million.

Interest income for the three months ended May 31, 2005 decreased to $127,000 compared with $234,000 for the three months ended May 31, 2004.  For the year ended May 31, 2005, interest income was $524,000, compared with $1.2 million in the prior year.  The decrease is attributable to a lower cash and short-term investment balance throughout fiscal 2005.

At May 31, 2005, Lorus had cash and cash equivalents and short-term investments totaling $21.5 million compared to $26.7 million at May 31, 2004. Working capital was $18.5 million at May 31, 2005 compared to $22.6 million at May 31, 2004.

Consolidated Statements of Loss (Unaudited)

(amounts in 000's except for per common share data)	Three Months Ended		Years Ended May 31
(Canadian Dollars)	May 31,2005	May 31, 2004	2005	2004
REVENUE	$ -	$ 2	$ 6	$ 608

EXPENSES
Cost of sales	-	1	1	28
Research and development	2,332	6,596	14,394	26,785
General and administrative	1,506	1,498	5,348	4,915
Stock-based compensation	273	(43)	1,475	(43)
Depreciation and amortization	185	157	564	463
Operating expenses	4,296	8,209	21,782	32,148
Interest expense	165	-	300	-
Accretion in carrying value of secured convertible debentures	231	-	426	-
Amortization of deferred financing charges	33	-	84	-
Interest income	(127)	(234)	(524)	(1,239)
Loss for the period	4,598	7,973	22,062	30,301
Basic and diluted loss per common share	$ 0.03	$ 0.05	$ 0.13	$ 0.18
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,436	171,697	172,112	171,628

As Lorus is holding its Annual General Meeting of the shareholders on September 13, we will not hold a conference call to discuss the year-end operating results. Lorus always welcomes the shareholders, the financial community and the general public to contact us at any time.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

4